Citigroup Funding Inc.	Pricing Sheet dated April 25, 2011 relating to Offering Summary dated March 25, 2011
Medium-Term Notes, Series D
No. 2011 - MTNDG0021
Filed Pursuant to Rule 433
Registration Nos. 333-157386 and 333-157386-01

STRUCTURED INVESTMENTS

Opportunities in U.S. Equities

4,118,000 ELKS® Based Upon the Common Stock of Potash Corporation of Saskatchewan Inc. Due October 26, 2011

Equity Linked Securities (“ELKS®”)

PRICING T E R M S – A P R I L 2 5, 2 0 1 1
Issuer:	Citigroup Funding Inc.
Guarantee:

Any payments due on the ELKS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, you may receive an amount at maturity that is less than the stated principal amount of your initial investment.

Aggregate principal amount:	$41,180,000
Stated principal amount:	$10 per ELKS
Issue price:	$10 per ELKS (see “Underwriting fee and issue price” below)
Maturity date:	October 26, 2011
Payment at maturity:

For each $10 ELKS: (1) a fixed number of shares of the underlying equity equal to the equity ratio (or, if you exercise your cash election right, the cash value of those shares based on the closing price of the underlying equity on the valuation date) if the closing price of the underlying equity on any trading day from but excluding the pricing date to and including the valuation date declines  to or below the downside threshold price, or (2) $10 in cash.

Equity ratio:	0.17147 (the stated principal amount divided by the initial equity price, subject to antidilution adjustments for certain corporate events)
Downside threshold price:	$46.66, (80.00% of the initial equity price).
Initial equity price:	$58.32, the closing price of the underlying equity on the pricing date.
Valuation date:	October 21, 2011
Coupon:	9.00% per annum (4.450% for the term of the ELKS), paid monthly and computed on the basis of a 360-day year of twelve 30-day months.
Underlying equity:	The Common Stock of Potash Corporation of Saskatchewan Inc. (NYSE symbol: "POT").
Pricing date:	April 25, 2011
Issue date:	April 28, 2011
Listing:	The ELKS will not be listed on any securities exchange.
CUSIP number:	17316G180
ISIN:	US17316G1803
Underwriter:	Citigroup Global Markets Inc., an affiliate of the Issuer. See “Supplemental information regarding plan of distribution; conflicts of interest” of the related offering summary.

Underwriting fee and issue price:		Price to public (1)	Underwriting fee (1)(2)	Proceeds to issuer
	Per ELKS	$10.0000	$0.1500	$9.8500
	Total	$41,180,000	$617,700	$40,562,300

(1) The actual price to public and underwriting fee for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of the ELKS purchased by that investor. The lowest price payable by an investor is $9.9500 per ELKS.

(2) Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the underwriter), and their financial advisors will collectively receive from the underwriter, Citigroup Global Markets Inc., a fixed selling concession of $0.1500 for each ELKS they sell. Certain other broker-dealers affiliated with Citigroup Global Markets, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, will receive a concession, and Financial Advisors employed by Citigroup Global Markets will receive a fixed sales commission, of $0.1500 for each ELKS they sell. The selling concession may be reduced for volume purchase discounts depending on the aggregate amount of ELKS purchased by an investor.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED OFFERING SUMMARY, THE RELATED ELKS PRODUCT

SUPPLEMENT, PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Offering Summary filed on March 25, 2011:

http://www.sec.gov/Archives/edgar/data/1318281/000131828111000048/fwp_11-007786.htm

ELKS Product Supplement filed on February 11, 2011:

 http://www.sec.gov/Archives/edgar/data/831001/000119312511032921/d424b2.htm

Prospectus Supplement and Prospectus filed on February 14, 2011:

http://www.sec.gov/Archives/edgar/data/831001/000095012311013008/x89392ae424b2.htm

THE ELKS ARE NOT BANK DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including an ELKS product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the ELKS product supplement, prospectus supplement and prospectus in that registration statement (File No. 333-157386) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the ELKS product supplement and related prospectus supplement and prospectus by calling toll-free 1-877-858-5407.